Exhibit 99.1

TeliaSonera to Close the Acquisition of Cygate

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 26, 2007—TeliaSonera (Nasdaq:TLSN) (LSE:TEE) (HEX:TLS1V) (STO:TLSN) has received the approval of the competition authority to close the acquisition of 98.76 percent of the shares in Cygate AB, a leading supplier of secure and managed IP network solutions as well as system integration in the Nordic market. The acquisition underlines TeliaSonera's strategic direction to strengthen its position within managed services.

The transaction, which was announced on November 16, 2006, is a strategic acquisition providing TeliaSonera with broader competence within business solution sales, technology and project management. Cygate provides solutions within networking, security and IP telephony, and services within support, maintenance and IT management. Cygate, which has a strong brand recognition in the market, will operate as a separate business within TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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